EXHIBIT 21.1
SUBSIDIARIES OF ENERGY PARTNERS, LTD.

STATE OR JURISDICTION OF
SUBSIDIARY	INCORPORATION OR ORGANIZATION

EPL Pipeline, L.L.C.	Delaware
Nighthawk, L.L.C.	Louisiana
EPL of Louisiana, L.L.C.	Louisiana
Delaware EPL of Texas, LLC	Delaware
EPL Pioneer Houston, Inc.	Texas
EPL Nicaragua, Ltd.	Cayman Islands
EPL International, Ltd.	Cayman Islands